Exhibit 99.1

Date: February 17, 2016	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	Toronto Stock Exchange
New York Stock Exchange
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial and Consumer Affairs Authority - Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
New Brunswick Financial and Consumer Services Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador

Subject: PEMBINA PIPELINE CORPORATION

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 15, 2017
Record Date for Voting (if applicable) :	March 15, 2017
Beneficial Ownership Determination Date :	March 15, 2017
Meeting Date :	May 05, 2017
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Sincerely,

Computershare
Agent for PEMBINA PIPELINE CORPORATION